[Vinson & Elkins letterhead]

February 14, 2006

Via Federal Express and Facsimile (202.772.9369)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C.  20002

Attention:      Yong Choi

                        April Sifford

Re:                               Particle Drilling Technologies, Inc. (the “Company”)
Form 10-K for the year ended September 30, 2005
File No. 0-30819

Ladies and Gentlemen:

Set forth below are the responses of the Company to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated February 7, 2006 with respect to the above-referenced filing.  All page references are to Amendment No. 1 to the Annual Report on Form 10-K filed on the date hereof.  For your convenience, the comments provided by the Staff have been included before the response in the order presented in the comment letter.

If you have any questions or comments, please call the undersigned at 713.758.3452 or Chris Boswell of the Company at 713.223.3031.

Very truly yours,

/s/ MATT STROCK

W. Matthew Strock

RESPONSE OF PARTICLE DRILLING TECHNOLOGIES, INC.

Consolidated Statements of Cash Flows, page 26

1.                                       We note you presented the Consolidated Statements of Cash Flows for the period from June 9, 2003 (date of inception) to June 30, 2003 and 2005.  They should be for the period from June 9, 2003 (date of inception) to September 30, 2003 and 2005.  Please revise as necessary.

Response:                                        The reference in the headings to the presentation of Consolidated Statements of Cash Flows for the period from June 9, 2003 (date of inception) to June 30, 2003 and 2005 is a typographical error.  The information presented in the Consolidated Statements of Cash Flows in that column is for the period from June 9, 2003 (date of inception) to September 30, 2003 and 2005.  We have revised the column headings on page 27 of the Form 10-K/A to reflect the proper periods.

Form S-1

Intangible Assets, page 30

2.                                      We note you assumed liabilities and exchanged a note receivable from ProDril Services Inc. as consideration for equipment with a fair value of $479,610 and all intellectual property associated with PSI’s PID technology.  Please advise us on the following matters:

A.                                     Tell us and disclose information on the origination of the note receivable, including the term, the counterparty and its collectibility at the date of the transaction.  Also, tell us why you believe the carrying value of the note receivable approximated fair value at the date of the transaction.

Response:                                       On May 20, 2003, Particle Drilling Technologies, Inc. (as successor in interest to ProDril Acquisition Company) (“PDTI”) entered into a revolving credit agreement with ProDril Services Incorporated (“PSI”).  The revolving credit agreement provided for PDTI to make loans to PSI up to $350,000 and matured on October 31, 2003 unless earlier terminated in accordance with the agreement.  The purpose of the revolving credit agreement was to provide PSI with immediately liquidity while PDTI and PSI could negotiate a comprehensive acquisition agreement with respect to certain patents and other intellectual property assets owned by PSI relating to the particle impact drilling technology (the “PID Technology”).  In connection with the execution of the revolving credit agreement, PSI and certain affiliates of PSI assigned to PDTI the PID Technology, subject to PSI’s right to repurchase the PID Technology by repaying all outstanding balances under the revolving credit agreement.  The revolving credit agreement provided that PSI’s purchase right would terminate upon the execution of a definitive purchase agreement pursuant to which PDTI would purchase the PID Technology and associated equipment.  While the note itself was not secured, PDTI was entitled to retain the underlying patents if the note was not repaid in full prior to the execution of a definitive purchase agreement, and therefore PDTI believes the note receivable was either collectible or adequately secured by the patents.

Between June 2003 and September 2003, PDTI and PSI negotiated a definitive purchase agreement, which agreement was executed on September 10, 2003.  At the time the purchase agreement was executed, PSI had an outstanding principal balance of $300,783 under the revolving credit agreement.  Under the terms of the definitive purchase agreement, PDTI agreed to assume specified liabilities of PSI in the amount of $945,980 and to exchange the outstanding note receivable under the revolving credit agreement for the PID Technology and related equipment.  The acquisition was consummated in January 2004 following receipt of approval of the transaction by the shareholders of PSI.

Given that the PID Technology was difficult to value, we determined that the best estimate of the aggregate fair value for the assets acquired under the purchase agreement was the total consideration paid to PSI in the purchase transaction, which consideration consisted of (1) the cash advanced under the revolving credit agreement and (2) the amount of the liabilities assumed in the transaction.  Given that the terms of the revolving credit agreement and the definitive purchase agreement were negotiated between two willing parties and PDTI believes the patents are valued in excess of the note receivable, we believe the carrying value of the note receivable approximated fair value in connection with this transaction.

During our telephone conversation with the Staff on Thursday, February 9, 2006, the Staff requested that we supplementally provide our analysis regarding whether or not the purchase of the assets described above constituted a purchase of a business under Rule 11-01 of Regulation S-X.  Attached hereto for the Staff’s review as Appendix A is a memorandum summarizing the Company’s analysis.

B.                                     Tell us and disclose the identifiable intangible assets acquired and how you determined their fair value.

Response:                                        The identified intangible assets acquired in the purchase agreement with PSI consisted of the patents underlying the PID Technology as well as a non-core patent underlying another technology called the Dual Jet technology.  In addition, PDTI received the “ProDril” trademark for the purpose of making sure that trademark was no longer used in the marketplace.  We did not assign any value to the patent underlying the Dual Jet technology or the ProDril trademark as we had no intention of further developing the Dual Jet process or using the ProDril trademark.  The tangible assets we purchased in the transaction were less than one year old and we were able to reasonably estimate the fair value of those assets at $479,610.  The remainder of the purchase price, or $767,153, was allocated to the intangible assets we received in the acquisition transaction, principally the patents underlying the PID Technology.  Because the fair market value of these patents was difficult to value specifically, we determined that it was appropriate to allocate $767,153 of the purchase price to these intangible assets.  These patents pertain to a technology that had not yet been proven successful in a commercial environment and thus we believed that any type of appraisal would be difficult to obtain.  In addition, the estimated future cash flow associated with this technology yielded a wide range of potential value for these patents.  Therefore, we determined it was most appropriate to rely on the total purchase price paid in the purchase agreement negotiated between PDTI and PSI as the proper valuation for all of the assets acquired, and allocated the full amount of the purchase price not directly attributable to tangible assets to these patents.  We do believe the value of the patents is, at a minimum, equal to the portion of the total consideration paid that was allocated to these patents as evidenced by our willingness to pay a royalty to PSI on future revenue and cash flow generated from the use of these patents.  In footnote 5, we have clarified the disclosure to indicate that all intangible assets are related to the patents.

C.                                    Tell us what consideration you gave to the certain tangible and intangible assets that you believe should have been transferred (as stated on page nine of your Form 10-K) in preparing the purchase price allocation.  Please tell us whether these assets in question were part of your consideration paid.  If so, please tell us how you accounted for the excess purchase price attributable to the assets not transferred.

Response:                                       The tangible and intangible assets that we believe should have been conveyed to us by PSI in connection with our purchase transaction that was consummated in January 2004 related to the patents underlying the PID Technology in certain non-oil and gas applications and certain miscellaneous equipment which was deemed immaterial to the development of the PID Technology.  During our negotiation of the purchase agreement, we believed that all of the patents associated with the PID Technology were owned by the former President and CEO of PSI, Harry B. Curlett, through his family partnership, the Curlett Limited Family Partnership (“CFLP”).  Based on this belief and his representation as part of the negotiations of the purchase agreement, we agreed to leave CFLP with the rights to use these patents in non-oil and gas applications.  We did not assign any value to those rights as the non-oil and gas rights associated with these patents were non-core to our business plan as we intend to focus exclusively on use of the PID Technology in oil and gas applications.  Subsequent to the consummation of the purchase transaction, our former Chief Executive Officer, Prentis Tomlinson, was contacted by several large shareholders in PSI inquiring why we left CFLP a license to the non-oil and gas rights under these patents.  Upon further investigation, we determined that the patents associated with the PID Technology should have belonged to PSI and its shareholders, and thus the rights to such patents in all applications should have been conveyed to us in connection with our acquisition of the PID Technology.  Therefore, in December 2004, we filed a lawsuit to recover those rights and to terminate our license to CFLP to use these patents in non-oil and gas applications.  Because our negotiation of the purchase agreement did not contemplate our acquisition of the use of the patents in non-oil and gas applications and because we have no intent to use the patents for anything other than in the oil and gas industry, we have ascribed no value to the non-oil and gas rights associated with the patents included in the PID Technology.

D.                                    We note you amortize the intangible assets related to patents over 18 years.  It appears these patents relate to certain technologies.  Please tell us why you believe 18 years is a reasonable amortization period given that technology changes are constantly occurring, which may shorten the useful life of the intangibles.

Response:                                       The core intangible assets surrounding the PID Technology are certain patents issued and patent applications pending.  The patents relate to a drilling process that is very unique and will be utilized in an industry which, based on our management’s experience in the industry, has been slow to adopt new technologies.  We believe the current method of drilling hard rock formations has not fundamentally changed in over 50 years.  Therefore, we believe that the methods patent and the applicable apparatus patents will protect this radically new approach to drilling hard rock for at least the next 18 years, which represents the remaining life of the patents at the time of the acquisition

E.                                     Please disclose your expected amortization expense for the next 5 years.

Response:                                        The expected amortization expense for the next five years was disclosed in footnote 4 on page 34 of the Form 10-K as originally filed on December 14, 2005.

Stock Options and Warrants, page 33

3.                                       We note you had 1,200,000 shares of common stock available for issuance pursuant to awards under the 2005 Plan.  Based on summary information provided on page 34, it appears you issued awards under this plan during the fiscal year 2005. Please tell us why you did not record any compensation expense for awards issued under the 2005 plan as indicated on page 33.  In this regard, we note you follow SFAS No. 123(R) for your share based compensation.

Response:                                    The Company adopted SFAS 123(R) early and established a policy of calculating the fair value of equity incentive awards granted based upon the Black Scholes Model.  The total compensation cost is calculated using the Black Scholes Model upon the grant of the awards.  Such compensation cost has been recognized in the financial statements over the service period once the related awards vest.  The awards granted under the 2005 stock incentive plan vest in one third increments over a three year period, commencing on the first anniversary of the date of grant (the “service period”).  Therefore, the Company, which has little history regarding forfeitures, was unable to accurately gauge the probability that such awards would ultimately vest and elected to begin expensing such costs upon the first vesting date (i.e. the one year anniversary from the date of grant).  Given that the grant date occurred in fiscal 2005 and the one year anniversary date occurs in fiscal 2006, no expense was recognized in the fiscal 2005 financial statements.  Upon receiving the Staff’s comment on this matter, we conducted an internal evaluation of our policy and discussed the matter with our independent registered public accountants.  After carefully reviewing the authoritative guidance set forth in SFAS No. 123(R) and the related implementation guide, we believe we have misapplied the accounting principle described by failing to accrue the compensation cost related to such awards on a monthly basis from the date of grant.  While we believe that a qualitative analysis may show that the effect of this error may be immaterial to the Company’s financial statements, we have elected to amend our annual report on Form 10-K for the year ended September 30, 2005 and our quarterly report on Form 10-Q for the period ended June 30, 2005 and restate our financial statements contained therein to reflect the correct compensation charge for all relevant periods.

Litigation, page 38

4.                                       Please disclose the matter relating to the Curlett Group.  On page ten, you indicated if the monetary damages requested in the counterclaim were granted in a judgment against you, such damages would severely impair your ability to continue as a going concern.  Given the significance of the potential outcome, we believe you should disclose this information under this section.

Response:                                        We have revised footnote 16 on page 45 of the Form 10-K/A to disclose the litigation matter relating to the Curlett Group.

Appendix A

Particle Drilling Technologies, Inc.

Memo

To:	The Files
From:	J. Chris Boswell
CC:	Eddie Hebert—Controller
Date:	February 14, 2006
Re:	ProDril Asset Purchase Analyisis

Managements Analysis on Acquisition of Technology—Purchase of Assets Independent of Business vs. Purchase of Business

The following memo documents the analysis completed by management of Particle Drilling Technologies, Inc. (PDTI) in an effort to determine if the assets purchased from ProDril Services, Inc. (PSI) constituted an acquisition of assets separate from the business of PSI as presumed or a purchase of the business of PSI.

The following factors described were derived from Regulation S-X, Rule 11-01(d) and considered in management’s evaluation on this subject:

As described in Reg. S-X, Rule 11-01d, a presumption exists that a separate entity, subsidiary, or a division is a business.  However, a lesser component of an entity may also constitute a business.  Factors to consider:

(1)          Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction.

PSI had no, nor ever had, revenue-producing activities related to the Particle Impact Drilling (PID) technology purchased by PDTI.  PSI was in the development stage working on the Particle Impact Drilling technology to enter the markets.

(2)          Whether any of the following attributes remained with the component after the transaction:

(i)                                    Physical facilities—PDTI purchased certain equipment related to the PID technology.  At the time of the transaction, PSI was renting a facility in Cody, Wyoming where the assets purchased were located for $4,200 a month.  The facility was an operating lease per the application of generally accepted accounting principles.  A decision was made to continue leasing the facility until such time that we would move all the equipment to Houston, Texas where our offices were located.  The acquisition of the assets closed in January 2004 and we moved the assets acquired to Houston, Texas in July 2004; the lease terminated in September 2004.

(ii)                                Employee base—During the time that were negotiating the acquisition of certain assets, PSI had approximately 14 employees.  Following the acquisition of assets, we retained two former PSI employees.  This by determination of management did not constitute a remaining attribute.

(iii)                            Market distribution system—none

(iv)                              Sales force—none

(v)                                  Customer base—none

(vi)                              Operating rights—We purchased the patents; however, the technology is still in the testing and trial period phase and thus no operating rights exist.

(vii)                          Production techniques—none

(viii)                      Trade names—we purchased the trademark for the purpose of making sure the trademark was no longer used in the marketplace.  We also considered the trademark useless considering the state that PSI was in when we acquired trademark, i.e. insolvent.

In conclusion and after evaluating all existing facts as listed above, and the fact the PDTI only assumed certain negotiated liabilities as part of the purchase agreement, management believes that the transaction clearly represents an acquisition of assets rather than an acquisition of a business as defined under Regulation S-X, Rule 11-01(d).